

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 13, 2017

Via E-mail
Law Wai Fan
President and Chief Executive Officer
Eason Education Kingdom Holdings, Inc.
Millennium City 1, No. 388 Kwun Tong Road
Kwun Tong, Kowloon, Hong Kong

> **Re:** **Eason Education Kingdom Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2017**
> **File No. 333-212918**

Dear Ms. Law:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

General

1. Please tell us how you intend to comply with the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents, page F-18

2. Regarding the revisions made in response to comment 4, please further revise to discuss the reasons that necessitate the need for the company's cash to be held by an attorney. Consider the need to revise the front of the document to discuss those reasons and to identify any related risks.

Exhibit 23.1

3.   It appears that there has been a change in your independent registered public accounting firm. Please explain to us how you determined you were not required to include the disclosures required by Item 304 of Regulation S-K. Reference is made to questions 114.02 and 114.03 of the Compliance and Disclosure Interpretation related to Exchange Act Form 8-K.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Thomas E. Puzzo, Esq.